Exhibit 2
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES EXPANSION OF PHOENIX HIGH-GRADE URANIUM
DISCOVERY ON THE WHEELER RIVER PROPERTY IN SASKATCHEWAN
Toronto, ON — January 19, 2010... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to report that high-grade uranium mineralization continues to be encountered on the Phoenix discovery on the Wheeler River Property located in the Athabasca Basin of northern Saskatchewan. The best intersections of the fall 2009 drill program were 32.80% eU3O8, 16.80% U3O8, 12.74% U3O8 and 8.02% U3O8 over 7.6, 9.0, 3.0 and 5.0 metres in holes WR-287, 286, 291A and 290 respectively. In 2010 a CDN$6.0 million drill program will be carried out, beginning in January, to continue the delineation of this exciting new discovery.
2009 Fall Drilling Program
(See Attached Map and Table 1 below)
The results of the fall drilling program on the Wheeler River property in the Athabasca Basin in Saskatchewan have confirmed that the Phoenix discovery has the potential to host an economically significant, high-grade uranium deposit. The fall program was comprised of 18 drill holes totalling 7,270 metres and focussed on five main target areas of which the Phoenix Zone A and B are the most significant at this time.
Phoenix Zone A
Eight holes were drilled to evaluate the high-grade uranium mineralization in prior holes WR-272, 273 and 274 which intersected 4.13%, 62.6% and 4.83% U3O8 over 4.5, 6.0 and 8.3 metres respectively. Seven of the holes intersected mineralization at the sandstone-basement rock unconformity while hole WR-282 deviated from its intended target and missed the targeted stratigraphy. The best intersections were: 32.80% eU3O8 over 7.6 metres, 16.80% U3O8 over 9.0 metres, 5.07% U3O8 over 7.5 metres and 8.02% U3O8 over 5.0 metres in holes WR-287, 286, 292 and 290 respectively.
The fall drill program has confirmed and extended the presence of high-grade uranium mineralization centered on hole WR-273. Drilling to date indicates a width of the mineralized zone of 20 to 25 metres and an average thickness of 5.4 metres over a strike length of approximately 125 metres and remains open both to the northeast and to the southwest. The weighted average grade of the intersections which comprise Phoenix Zone A in this area is 15.5% U3O8.
Phoenix Zone A extends at least 150 metres further along strike to the southwest of hole WR-272 where high-grade mineralization was intersected in holes WR-267, 268 and 269 during the summer 2009 drilling program. These holes intersected 19.98% U3O8, 9.26% U3O8 and 9.80% eU3O8 over 3.5, 4.5 and 1.5 metres respectively.
Phoenix Zone A has the potential to contain between 40 and 80 million pounds of uranium*. In 2010 drilling to further define the uranium resources will be carried out.
Phoenix Zone B
Four drill holes were completed to evaluate the high-grade uranium mineralization in prior holes WR-258 and 259 which intersected 11.82% and 17.76% U3O8 over 5.5 and 4.5 metres respectively. All four holes completed intersected significant unconformity related uranium mineralization of which three intersected high grade mineralization of 12.74% U3O8, 12.10% eU3O8 and 3.60% eU3O8 over 3.0, 1.9 and 1.0 metres in holes WR-291A, 294 and 295 respectively.

The fall program has confirmed the presence of high-grade uranium mineralization in Phoenix Zone B which has a strike length of over 150 metres and remains open to the northeast and southwest. Drilling to date in this zone indicates a width of the mineralized zone of approximately 15 metres and an average thickness of 3.0 metres. The weighted average grade of the intersections which comprise Phoenix Zone B in this area is 8.3% U3O8.
Phoenix Zone B has the potential to contain between five and fifteen million pounds of uranium* within the area tested to date and significantly more if it extends to the southwest where approximately 150 metres of strike length remains undrilled. The 2010 drilling will continue to further evaluate Phoenix Zone B.
Table 1 2009 Fall Program Results (see Map)

	From	To	Interval	Probe Grade	Assay Grade
Hole #	(m)	(m)	(m)	(% eU3O8)	(% U3O8)

WR-281	405.5	407.5	2.0		2.08%

WR-283	397.0	403.4	6.4	0.20%
And	421.0	421.1	0.1	0.12%

WR-285	386.0	388.0	2.0		0.24%

WR-286	398.5	407.5	9.0		16.80%

WR-287	401.9	409.5	7.6	32.80%

WR-288	399.2	402.2	3.0	0.16%
And	408.2	409.1	0.9	0.23%
And	428.4	429.2	0.8	0.12%
And	431.7	432.3	0.6	0.28%

WR-290	399.0	401.0	2.0		0.81%
And	403.0	408.0	5.0		8.02%
And	415.0	416.5	1.5		1.94%

WR-291A	392.5	395.5	3.0		12.74%

WR-292	398.0	405.5	7.5		5.07%

WR-293	417.5	419.0	1.5		0.51%

WR-294	397.6	399.5	1.9	12.10%

WR-295	391.8	392.8	1.0	3.60%

WR-282 and 289A did not have any significant mineralization and drill holes WR-284, 284a, 289 and 291 were lost due to bad ground.

WR-287, WR-294 and WR-295 are reported as probe grades due to poor recovery of the core in the mineralized zone. A cut-off grade of 1.0% eU3O8 is used for these holes. A cut-off grade of 0.05% U3O8 is used for all of the assay results and for WR-283 and 288.

Other Fall Drilling
Area C
Drill holes WR-289 and 289A were drilled to test a previously undrilled area between Phoenix Zone A and B. Hole WR-289 was not completed due to bad ground conditions. Hole WR-289A did not intersect mineralization of significance; however, it is believed to have undercut the optimum target based upon the alteration and basement geology observed in the core. In 2010 drilling of this target area will be carried out.

Area D
Drill hole WR-285 was drilled to test for basement-hosted uranium mineralization and to follow-up hole WR-279 which intersected 0.26% U3O8 over 0.5 metres. Hole WR-285 deviated to the northwest and did not test the intended target. Strongly anomalous uranium values over 100 metres of core length in the basement graphitic rocks was encountered and in 2010 drilling will be carried out to test the original target area.
An effort to test a strong resistivity anomaly located approximately one kilometre northeast of the Phoenix Zone was not successful in explaining the anomaly as holes WR-284 and 284A were both abandoned due to poor ground conditions before reaching the unconformity target. This target will be tested in 2010.
Wheeler 2010 Exploration Program
In 2010 a CDN $6.0 million exploration program comprised of 22,500 metres of diamond drilling in approximately 45 holes will be carried out. This program will focus on the delineation of uranium resources on Phoenix Zone A, Phoenix Zone B and in four additional target areas along the favourable mineralized horizon within the overall Phoenix discovery stratigraphy. Geophysical work to assist in defining drill targets will also be carried out, as will the testing of geophysical targets elsewhere on the Wheeler property. The 2010 drill program will commence in January and continue until September.
Denison is the operator of and holds a 60% interest in the Wheeler River Property. Cameco Corp. holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

*
The quantity of mineralization is conceptual in nature in that there are very few drill holes on which these estimates are based and therefore it is uncertain if further exploration will result in any of these targets being delineated as a mineral resource. These estimates and average weighted grades are based on the results of the drill holes referenced in this release.

The technical information contained in this press release related to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 26, 2009 filed under the Company’s profile on the SEDAR website. All drill holes reported to date were drilled at either -80 or -90 degrees, and while the exact attitude of the mineralization remains uncertain, it is believed, at this time, that the mineralized intervals represent near true widths.
About Denison
Denison Mines Corp. is a mid-sized uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company also has ownership interests in two of the four conventional uranium mills currently operating in North America. Denison also has a portfolio of exploration and development projects in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

James W. Gill	(416) 979-1991 Extension 231
Chairman

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO

Cautionary Statements
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” and “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009, the Short Form Prospectus dated June 15, 2009, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES
DENISON MINES CORP.
WHEELER RIVER PROPERTY
PHOENIX URANIUM DISCOVERY
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval.
• Holes WR-269, WR-283, WR-287, WR-288, WR-294 and WR-295 are reported using downhole probe equivalent grade
• Results of the Fall 2009 program highlighted in yellow
pelite
graphitic pelite
graphitic garnetiferous pelite
garnetiferous pelite
pelitic quartzite
quartzite
thrust fault
Uranium Intersection
WR-274 4.83%U3O8/8.3m
WR-276 1.29%U3O8/3.0m
WR-285 0.24%U3O8/2.0m
WR-279 0.26%U3O8/0.5m
WR-281 2.08%U3O8/2.0m
WR-290 8.02%U3O8/5.0m
WR-287 32.8%eU3O8/7.6m
WR-286 16.80%U3O8/9.0m
WR-272 4.13%U3O8/4.5m
WR-292 5.07%U3O8/7.5m
WR-269 9.8%eU3O8/1.5m
WR-267 19.98%U3O8/3.5m
WR-249 1.06%U3O8/2.4m
WR-268 9.26%U3O8/4.5m
WR-273 62.6%U3O8/6.0m
WR-288 0.16%eU3O8/3.0m
WR-283 0.20%eU3O8/6.4m
WR-258 11.82%U3O8/5.5m
WR-261 1.79%U3O8/7.5m
WR-294 12.1%eU3O8/1.9m
WR-293 0.51%U3O8/1.5m
WR-259 17.76%U3O8/4.5m
WR-270 0.96%U3O8/1.0m
WR-266 3.78%U3O8/1.0m
WR-253 1.40%U3O8/4.0m
WR-251 0.78%U3O8/2.3m
WR-260 0.25%U3O8/1.5m
WR-295 3.6%eU3O8/1.0m
WR-291A 12.74%U3O8/3.0m
Area D
Area C
Phoenix Zone A
Phoenix Zone B
WR-285
WR-278
WR-277
WR-279
WR-276
WR-275
WR-274
WR-273
WR-272
WR-269
WR-267
WR-249
WR-268
WR-280
WR-289A
WR-289
WR-190A
WR-265
WR-262
WR-264A
WR-261
WR-256
WR-258
WR-259
WR-260
WR-291/291A
WR-257
WR-252
WR-263
WR-251
WR-253
WR-254
WR-255
WR-270
L600
L550
L500
L450
L400
L350
L300
L250
L200
L100
L50
L-100
L-150
L-200
L-250
L3700
T400
T20
0
100m
grade*thickness
(%U3O8(%eU3O8)*m)
Athabasca Basin
Wheeler River Property
McClean Mill/Mines
Midwest A
Cigar Lake
Denison-Areva-OURD
100% Denison
Denison-JNR
Denison-Freeport-McMoRan option
Denison-Areva-JCU
Denison-Cameco-JCU
50% Denison-50% Virginia Energy
Denison-Cameco option
Denison-United Uranium option
Uranium mines, depleted mines and deposits